Gina Hagedorn
 PHONE: (503) 727-2059
 EMAIL: GHagedorn@perkinscoie.com

September 24, 2008

VIA EDGAR

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Jan Woo

Re:
Digimarc Corporation
Amendment No. 3 to Registration Statement on Form 10
Filed September 9, 2008
File No. 001-34108

Dear Ms. Woo:

        On behalf of our client, Digimarc Corporation, and in response to comment no. 1 set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") dated September 19, 2008 relating to the above-referenced Amendment No. 3 to Form 10 filed on September 9, 2008, we are filing concurrently with this letter a copy of the form of opinion letter that we provided supplementally to the Staff on July 30, 2008.

        If you have any questions, please contact me at (503) 727-2059.

Sincerely,

/s/ Gina Hagedorn

Gina Hagedorn

cc (w/o enc.): John R. Thomas (Perkins Coie LLP)

July 30, 2008

Digimarc Corporation
9405 SW Gemini Drive
Beaverton, OR 97008

Re:
DMRC Corporation Form 10 Registration Statement

Ladies and Gentlemen:

        We have acted as counsel to Digimarc Corporation, a Delaware Corporation ("Digimarc"), in connection with the tender offer by Dolomite Acquisition Co. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of L-1 Identity Solutions, Inc., a Delaware corporation ("L-1") to purchase all of the outstanding shares of common stock, together with the associated preferred stock purchase rights of Digimarc (collectively, the "Shares") at a purchase price of $12.25 per Share (the "Offer Price"), upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated July 17, 2008, as amended (the "Offer to Purchase"), and in the related Amended and Restated Letter of Transmittal (that, together with the Offer to Purchase, constitutes the "Offer").

        The Offer is being made in connection with an Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among L-1, Purchaser and Digimarc (as amended, the "Merger Agreement"), pursuant to which L-1 has agreed to acquire Digimarc for aggregate consideration of $310,000,000. Digimarc's business consists primarily of two divisions: the Digital Watermarking business, Digimarc's original line of business; and the Identification Systems business, the business that L-1 wants to acquire. Following the Spin-Off Transactions (as defined below), Digimarc will consist only of the Identification Systems business of Digimarc.

        The Merger Agreement provides, among other things, that following the completion of the Offer and subject to the terms and conditions set forth therein, Purchaser will merge with and into Digimarc (the "Merger"). Digimarc will continue as the surviving corporation and a wholly owned subsidiary of L-1, but will change its name. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by L-1 or Purchaser, which Shares will be cancelled and will cease to exist, or stockholders who exercise appraisal rights under Delaware law with respect to their Shares) will be cancelled and converted into the right to receive $12.25 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes.

        Prior to the expiration of, and as a condition to the closing of, the Offer, Digimarc will contribute all of the assets and liabilities related to its Digital Watermarking business, together with all of Digimarc's cash, to DMRC LLC, a Delaware limited liability company. The equity interests of DMRC LLC will be distributed to Digimarc's stockholders as of the record date (the "Spin-Off Record Date") for the distribution (the "Spin-Off") or to a trust for the benefit of such stockholders in the Trust Transfer (as defined below). In either case, the Spin-Off or Trust Transfer is expected to take place prior to the expiration of the Offer. Following the Spin-Off or the Trust Transfer, as applicable, DMRC LLC will merge with and into a wholly-owned subsidiary, DMRC Corporation, a Delaware corporation. DMRC Corporation will be the surviving company of such merger, and each limited liability company interest of DMRC LLC will be converted into one share of DMRC Corporation common stock. After the completion of the Merger, DMRC Corporation will change its name to Digimarc Corporation.

        In connection with the Spin-Off, DMRC Corporation filed a Registration Statement on Form 10 with the SEC on June 23, 2008 to register the shares of DMRC Corporation under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If the Registration Statement on Form 10 is not effective at the time of the distribution of the interests in DMRC LLC, all such interests will be transferred to a newly-created trust for the benefit of the stockholders of Digimarc as of the Spin-Off

Record Date (the "Trust Transfer"), and the trust will distribute shares of DMRC Corporation common stock to those stockholders after the Registration Statement on Form 10 becomes effective. The Spin-Off, the Trust Transfer (if applicable) and, if the Trust Transfer is effected, the ultimate distribution of shares of DMRC Corporation common stock to the Digimarc stockholders are herein referred to collectively as the "Spin-Off Transaction." The Spin-Off Transaction and related agreements are described in Section 12 of the Offer to Purchase.

        We are delivering this opinion to you in connection with your discussions with the staff of the SEC regarding the Offer. You have asked us whether, in our opinion, the Spin-Off Transaction involves the sale of a security within the meaning of Section 2(a) of the Securities Act of 1933, as amended, (the "Securities Act") and must be registered under Section 5 of the Securities Act.

        Section 2(a)(3) of the Securities Act defines "sale" or "sell" to "include every contract of sale or disposition of a security or interest in a security for value." This is a narrower definition than that contained in Section 3(a)(14) of the Exchange Act which does not contain the phrase "for value." A number of courts have dealt with the meaning of "sale" or "sell" under Section 2(a)(3) of the Securities Act, as well as the similar, but arguably broader definition in Section 3(a)(14) of the Exchange Act, in the context of distributions by a corporation to its stockholders of shares of stock issued by an entity other than the distributing corporation. Those courts interpreting the provisions in the context of enforcement actions by the SEC have tended to view the provisions more expansively than have courts reviewing claims by private litigants.

Cases where the Courts found a Sale

        SEC v. Harwyn Industries, 326 F. Supp. 943 (S.D.N.Y 1971), was brought alleging violations of Section 5 of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Harwyn, a company whose shares were traded in the over the counter market, entered into four transactions in 1968 and 1969 with the following characteristics: (1) a newly formed subsidiary of Harwyn acquired assets of another, unrelated, corporation in exchange for issuance of a controlling interest in the shares of the Harwyn subsidiary, (2) the balance of the subsidiary's issued shares were distributed to Harwyn's some 600 public shareholders and Harwyn insiders, and (3) a public trading market developed in the newly public Harwyn subsidiary's shares.

        The court focused on the risks to investors in creating trading markets without the benefit of information provided by registration. The court found that, although Harwyn shareholders did not pay any consideration for the subsidiary's shares, the shares were issued for "value" because each transaction involved infusing new value into the subsidiaries and the creation of a public trading market also added value. The court took the position that value need not be supplied by the immediate parties who received the stock. The court also stressed that there was no business purpose for the transactions, other than that of creating a public market for each subsidiary's shares.

        SEC v. Datronics Engineers, Inc., 490 F.2d 250 (4th Cir. 1973), involved an appeal by the SEC of a grant of summary judgment for defendants by the trial court. In slightly over a year, nine private companies merged into Datronics subsidiaries. The principals of each private company received the majority interest in each merger corporation and the remainder of the stock was shared between Datronics and Datronics shareholders.

        In reversing the decision of the trial court, the court of appeals focused on the lack of independent business purpose for the transactions and found that value was created for Datronics through the creation of a market in securities which it held, and therefore the spin-off was a sale for "value" under the Securities Act. The court also found value accruing to officers and agents who received spun-off stock as compensation for services. It also found that Datronics was a co-issuer and an underwriter of the distributed shares.

        In both Harwyn and Datronics, the court focused on the adverse effect on the public markets of the distribution and trading of securities about which there was little or no publicly available information.

        International Controls Corp. v. Vesco, 490 F.2d 1334 (2d Cir. 1974), was a private action brought under Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Robert Vesco, a major shareholder in International Controls Corp ("ICC"), failed to disclose crucial information to the ICC board of directors and allegedly thereby induced the ICC directors to approve a dividend in kind of a subsidiary that held a Boeing 707 aircraft. Vesco was apparently motivated by a concern that if ICC retained control of the subsidiary, he would lose control of the aircraft, which he used personally. ICC claimed the dividend was a sale under the Exchange Act.

        Notwithstanding that the court did not find a sale for value and the securities were distributed to the parent shareholders on a pro rata basis without any payment from the recipient shareholders, the court held that there was sale of securities under the Exchange Act because the purpose and spirit of the Exchange Act should punish this type of blatantly fraudulent behavior. As the judge in Federal Insurance Company v. Campbell Soup Company (infra) noted, the Vesco case was result driven. Vesco had lied to the directors of ICC and was a fugitive from justice, and the court was not going to let him get away with it even if it had to stretch the law to create a remedy.

Cases where the Courts did not find a Sale

        In Rathbone v. Rathbone, 683 F.2d 914 (5th Cir. 1982), Rathbone Land Company owned both developed and undeveloped land in Louisiana. Pursuant to a shareholder approved reorganization, Rathbone Land created Rathbone Properties Inc. ("RPI"), transferred its income producing properties to RPI and distributed the shares of RPI pro rata to the shareholders of Rathbone Land. A minority shareholder objected to the reorganization and asserted a variety of direct and derivative claims, including a claim under Section 10(b) of the Exchange Act and Rule 10b-5.

        The court held that the transfers from Rathbone Land to the wholly owned subsidiary RPI pursuant to the reorganization did not amount to a statutory purchase or sale, citing International Controls Corporation v. Vesco, supra, and other cases including In Re Penn Central Securities Litigation, 347 F. Supp. 1324 (E.D. Pa. 1972), aff'd 494 F.2d 528 (3d Cir. 1974).

        The court went on to analyze whether the distribution of the RPI shares to Rathbone Land stockholders involved a purchase and sale. The court noted that the District Court had held that because no value had been paid or received for the RPI shares, there was no statutory purchase or sale. The appellate court rejected the simple test of whether there was payment of consideration, rather it focused on the "economic reality," examining whether there had been a fundamental change in the nature of plaintiff's investment. The court concluded that only the form of ownership had changed. Although plaintiff now held interests in two entities, the economic reality had not changed. After the distribution, plaintiff's pro rata ownership in the underlying assets of the enterprise remained the same as before the distribution; there had not been a fundamental change in the nature of the enterprise.

        Isquith v. Caremark International, Inc., 136 F.3d 531 (7th Cir. 1998), was a securities class action that arose after Baxter International, in an attempt to insulate itself from potential liability related to Medicare and Medicaid fraud, spun off Caremark through a pro rata distribution of Caremark shares to Baxter shareholders. The plaintiff brought a claim under Rule 10b-5 under the Exchange Act and charged that Baxter submitted a fraudulent information statement to the SEC in connection with the spin-off. The SEC had agreed to take no action relating to Baxter's distribution of the Caremark shares to Baxter stockholders without registration under the Securities Act if Baxter provided the Information Statement required by Rule 14c-2 under the Exchange Act.

        Both the district court and the 7th Circuit held that the spin-off was not a sale under the Exchange Act. The courts focused on whether the transaction required the plaintiff to make an investment decision and noted no stockholder action was required. The 7th Circuit cited Rathbone for the proposition that the distribution of Caremark stock to the Baxter stockholders did not involve a fundamental change in the ownership of the Baxter assets. The 7th Circuit clearly distinguished this case from the situation in Harwyn and Datronics, which it described as an "allegedly-abusive practice called 'going public through the back door,' " and affirmed the lower court's dismissal.

        Federal Insurance Company v. Campbell Soup Company, 2004 WL 1631405 (N.J. Sup. Ct. 2004), was an insurance coverage case brought under New Jersey Law. Campbell argued that Federal erroneously denied coverage under an insurance policy that covered claims related to "securities transactions," which the policy defined as the purchase or sale of securities. The insurance claim at issue arose where Vlasic Foods International ("VFI") assumed Campbell's obligation to pay a $500 million bank loan and issued VFI stock to Campbell in exchange for the stock and assets of some of Campbell's wholly owned subsidiaries. The VFI stock was distributed to Campbell's shareholders. VFI subsequently went bankrupt. Campbell was being sued by the successor to VFI. In the coverage case, Campbell alleged that the distribution to shareholders was a sale of securities which would invoke coverage under the policy.

        The court's opinion reviewed Rathbone, Isquith, Vesco and Harwyn at some length, and rejected the reasoning of the Vesco court as strained. It concluded that the distribution by Campbell was similar to the distribution in Rathbone and Caremark, there was no purchase or sale of securities and denied Campbell's motion for partial summary judgment.

The Digimarc Spin-Off Transaction

        We have found no judicial case that is on all fours with the instant situation, although there are numerous no action letters dealing with analogous situations that allow distributions to shareholders without registration. However, extracting, as the SEC staff has in Staff Legal Bulletin No. 4 discussed below, the principles either articulated or suggested by the cases discussed above, we think the Spin-Off Transaction fits not only the spirit, but the letter of the precedents which found that a pro rata distribution by an issuer to its stockholders of the stock of another corporation does not involve a sale.

        Digimarc stockholders are not providing consideration for the Spin-Off Transaction; they have no decision about the creation of DMRC LLC, the merger into DMRC Corporation or the distribution of DMRC Corporation shares to the Digimarc stockholders. The Digimarc stockholders are not making a decision to buy in connection with the Spin-Off Transaction. What the Digimarc stockholders are effectively doing is selling Digimarc's Identification System business to L-1 and retaining their interests in the Digital Watermarking business. The structure is driven by the interests of the buyer and considerations of efficacy relating to completion of the sale to L-1. Moreover, there is and will be information provided to the market about DMRC Corporation.

        SEC Staffs Legal Bulletin No. 4 (1997) is a distillation of the principles from the cases and no-action letters and is designed to prevent abusive spin-offs. It requires that:

        1.     parent shareholders do not provide consideration for the spun-off shares;

        2.     the spin-off must be pro rata;

        3.     the parent must provide adequate information to its shareholders and the trading markets; and

        4.     there be a valid business purpose to spin-off.

        The Spin-Off Transaction satisfies these criteria.

        1.     The Digimarc stockholders are not providing consideration for the Spin-Off Transaction. Rather the Spin-Off Transaction is structured so that the stockholders can receive a significant premium to the prices at which Digimarc shares traded before the proposed transaction with L-1 was announced.

        2.     The Spin-Off is pro rata to Digimarc stockholders.

        3.     Digimarc has historically provided information to its stockholders regarding the Digital Watermarking business, and DMRC Corporation has filed a Form 10 Registration Statement under the Exchange Act. That registration statement will become effective prior to the time interests in DMRC Corporation are transferable.

        4.     There is a valid business purpose for the Spin-Off Transaction. As discussed above and in the Offer to Purchase, L-1 wants only the Identification Systems business of Digimarc. It does not want to acquire the Digital Watermarking business. While Digimarc's management might have preferred to sell the assets of the Identification Systems business and continue only with the Digital Watermarking business, that was not a feasible alternative for a variety of reasons, including the need for consents from customers and others. Thus, this deal structure and the Spin-Off Transaction are necessary to allow Digimarc stockholders to realize a significant return on their Digimarc shares.

        The transactions at issue do not involve the risk of creating a market in DMRC Corporation's securities without adequate information—the issues in Harwyn and Datronics. Although neither Isquith nor Rathbone have the added factor of the tender offer, the fact is that the Spin-Off Transaction effects the same thing that the distribution in Isquith and Rathbone accomplished—merely dividing the ownership interest in the underlying assets into different corporate entities. The fact that some stockholders will then sell their Digimarc shares should not affect that analysis.

OPINION

        Based upon the facts described above, and the assumptions, legal considerations and reasoning set forth herein, it is our opinion that, based on existing statutory and case law, in a competently argued and properly presented case with a correctly reasoned judicial decision, a court of competent jurisdiction should find that the Spin-Off Transaction does not involve a sale with the meaning of Section 2(a)(3) of the Securities Act and the shares of DMRC Corporation stock need not be registered under Section 5 of the Securities Act before such shares are distributed to the Digimarc stockholders.

        In reaching our conclusion, we have relied upon concepts from the cases discussed herein that involve principles regarding the existence of a sale. While we believe that the general principles applicable in the analysis of whether a particular transaction involves a "sale" should be applied to reach a result consistent with our conclusions, a court addressing the issue would rule on the issue based upon the particular facts and circumstances before it, and might, therefore, reach a different result. Therefore, our opinion is a reasoned opinion based upon an analysis of case law that we believe would be applicable by analogy to the factual circumstances described herein. Our opinion is not a guaranty as to what a particular court actually would hold, but is an opinion as to the decision a court should reach assuming that the issues were properly presented, and assuming that the court correctly followed existing precedent and the policy of the Securities Act.

Very truly yours,
/s/ PERKINS COIE LLP
PERKINS COIE LLP